

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Via U.S. mail and facsimile to (415) 452-5149

Robert A. Massey
Chief Financial Officer and Senior Vice President
Hampden Bancorp, Inc.
19 Harrison Avenue
Springfield, MA 01102

> **Re:** **Hampden Bancorp, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Form 10-Q for the fiscal period ended December 31, 2010**
> **File No. 001-33144**

Dear Mr. Massey:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the period ended December 31, 2010

Item 1. Financial Statements

Note 7. Securities Available for Sale, page 13

1. We note your response to prior comment 1 related to your equity securities that have been in an unrealized loss position for greater than twelve months. Please revise your impairment analyses to address the following:

a. We call your attention to the respective time periods that your underwater equity securities presented in response to bullet point (a) have been in a continuous unrealized loss position. Please note that the length of time that an equity security's fair value has been below cost should be a <u>significant</u> factor considered in your impairment analysis (ASC 320-10-S99-1). In general, your individual narrative discussions of positive and negative evidence for each equity security presented appears to be inappropriately weighted to discount the significant negative objective evidence of the length of time the security has been in an unrealized loss position. Similarly, the analysis does not appear to recognize the fact that a security which is impaired solely due to general negative economic trends and conditions such as those in recent years can be considered other than temporarily impaired based on the duration and severity of the impairment, among other factors, after taking into consideration an entity's specific cost basis.

b. You also appear to be basing your other-than-temporarily analysis on the weighted-average cost of your equity securities. Please revise your analysis and disclosure to focus on the cost basis/unrealized loss of each purchase separately or provide us accounting guidance to support your position.

c. In general, as the length of time that an equity security has been in a continuous unrealized loss position increases, the level of <u>objective</u> evidence required to support that the security is not other-than-temporarily impaired also increases. Once again, we call your attention to the length of time many of your securities have been in a continuous unrealized loss position.

d. Your response appears to indicate that you only consider equity securities that have been in an unrealized loss position as a percentage of amortized cost of 30% or more for an other-than-temporary impairment charge. Please note that ASC 320-10-S99-1 specifically states that "*unless evidence exists to support a realizable value equal to or greater than the carrying value of the investment in equity securities…a write-down to fair value accounted for as a realized loss should be recorded*." Please tell us how you considered this guidance in your analysis, including the <u>specific objective evidence</u> you used to overcome the fact that sixteen of your securities were underwater as of December 31, 2010.

e. Your response indicates that you consider whether you have the intent and ability to hold underwater equity securities for a "reasonable period" of time sufficient for recovery of the fair value up to or beyond the cost of the investment. Please tell us how you define "reasonable period" of time as used in your analysis. Further, your analysis appears to omit <u>objective evidence</u> that would be required to project a recovery in a "reasonable period" of twelve months. Instead it appears to rely primarily on subjective evidence such as projected stock price and assumptions of earnings projections. This approach seems overly simplistic and does not appear to reflect the fact that a security's sensitivity to current economic conditions does not preclude a security from being other-than-temporarily impaired as noted in the guidance. Further, your response is silent on the basis of your ability at December 31, 2010 to provide <u>objective evidence</u> that the fair value of these securities will recover to its cost basis within twelve months. To the extent that you possess such objective evidence, please provide us with your revised impairment analyses. Otherwise, please revise your conclusions accordingly.

Note 8. Loans, page 15

2. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

3. Please revise future filings to disclose all of the information required by ASU 2010-20 in the notes to your financial statements as opposed to your MD&A.

4. Please revise future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Refer to ASC 310-10-50-11B(b) for guidance.

5. Please revise your Summary of Past Due and Non-accrual Loans tabular disclosure in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

6. Please tell us and revise future filings to disclose your policy for determining past due or delinquency loan status as required by paragraph (e) of ASC 310-10-50-6.

7. You disclose that you keep loans on non-accrual status until the borrower can demonstrate their ability to make payments according to their loan terms. Please tell us in detail and revise future filings to describe what you mean by "demonstrate their ability." To this extent, please clarify whether the borrower must make payments in accordance with the loan terms for a specific period of time (e.g. three months, six months) or whether you use another metric to conclude that the loan should be reclassified to current.

8. Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented. Please note that this information was required prior to ASU 2010-20.

9. Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Allowance for Loan Losses, page 19

10. We note your response and proposed disclosure to prior comment 2. Please address the following:

   a. On page 17, you disclose that you had impaired 1-4 family residential mortgage loans of $2,166,000 at December 31, 2010. Please tell us in detail and revise future filings to discuss whether you obtain appraisals for these loans individually evaluated for impairment. If you do not obtain appraisals, please discuss how you measurement impairment. If you do obtain appraisals, given the significant decline in the residential real estate market in the last few years, please discuss the average age of your appraisals.

   b. You state that there are situations where you may make adjustments to the appraised value of commercial real estate loans if facts and circumstances warrant. Please further revise your proposed disclosure to clarify whether any of these adjustments increase the value of the appraised property. If so, please also describe the specific facts and circumstances in which you would increase the appraised value.

Non-Performing Assets, page 24

11. Please revise future filings to disclose your policy for recording payments received on non-accrual loans as required by paragraph (b) of ASC 310-10-50-6.

Allowance for Loan Losses, page 26

12. Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment as required by paragraphs (g) and (h) of ASC 310-10-50-11B. Refer to the example disclosure in ASC 310-10-55-7 for guidance.

13. Please future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans as required by paragraph (b) of ASC 310-10-50-15.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3437 with any other questions.

Sincerely,

Michael C. Volley
Staff Accountant